Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read together with the unaudited condensed consolidated financial statements and the related notes to those statements included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission, or the SEC, on November 2, 2023. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2022 as filed with the Securities and Exchange Commission, or the SEC on March 7, 2023.
We maintain our books and records in pounds sterling, our results are subsequently converted to U.S. dollars, and we prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, as issued by the Financial Accounting Standards Board, or FASB. All references in this Report on Form 6-K to “$” are to U.S. dollars and all references to “£” are to pounds sterling. Our unaudited condensed consolidated statements of operations and comprehensive loss for the three months ended September 30, 2023 and 2022 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2657 and £1.00 to $1.1769, respectively. Our consolidated statements of operations and comprehensive loss and cash flows for the nine months ended September 30, 2023 and 2022 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2439 and £1.00 to $1.2586, respectively. Our unaudited condensed consolidated balance sheet as of September 30, 2023 and audited consolidated balance sheet as of December 31, 2022 have been translated from pounds sterling into U.S. dollars at the rate of £1.00 to $1.2201 and £1.00 to $1.2090, respectively. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Unless otherwise indicated or the context otherwise requires, all references to “Autolus,” the “Company,” “we,” “our,” “us” or similar terms refer to Autolus Therapeutics plc and its consolidated subsidiaries.
The statements in this discussion regarding our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report and any subsequent reports that we file with the SEC.
Overview
We are a biopharmaceutical company developing next-generation programmed T cell therapies for the treatment of cancer and autoimmune diseases. Using our broad suite of proprietary and modular T cell programming technologies, we are engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize target cells, break down their defense mechanisms and attack and kill these cells. We believe our programmed T cell therapies have the potential to be best-in-class and to offer patients substantial benefits over the existing standard of care, including the potential for cure in some patients.
Since our inception, we have incurred significant operating losses. For the nine months ended September 30, 2023 and 2022, we incurred net losses of $131.2 million and $121.9 million, respectively, and had an accumulated deficit of $801.4 million and $670.2 million as of September 30, 2023 and December 31, 2022, respectively.
As of September 30, 2023, we had cash and cash equivalents of $256.4 million. Based on our current clinical development plans, we believe our existing cash and cash equivalents will be sufficient to fund our current and planned operating expenses and capital expenditure requirements through at least the next twelve months from the date of issuance of our unaudited condensed consolidated financial statements.

Recent Developments
Key obecabtagene autoleucel (obe-cel) updates and anticipated milestones:
•Obe-cel in relapsed / refractory (r/r) adult Acute Lymphoblastic Leukemia Acute Lymphoblastic Leukemia (ALL) – The FELIX Study
◦Longer term follow up data and subgroup analysis data to be presented at the American Society of Hematology (ASH) in December 2023, as well as at medical conferences in the first half of 2024.
◦Biologics License Application (BLA) submission for obe-cel is on track to be submitted to the U.S. Food and Drug Administration (FDA) by the end of 2023 and a submission of a marketing authorization application to the European Medicines Agency (EMA) in the first half of 2024.
•Obe-cel in B-cell mediated autoimmune diseases
◦Phase 1 study in refractory systemic lupus erythematosus (SLE) patients is on track to start in early 2024, with initial clinical data expected in late 2024.
Pipeline clinical trials in collaboration with University College London (UCL), updates and anticipated milestones:
•AUTO1/22 in pediatric B-ALL patients – Phase 1 CARPALL Study
◦The data presented at the European Society for Blood and Marrow Transplantation (EBMT) in April 2023 on the AUTO1/22 Phase 1 CARPALL study was published in Blood, in August 2023, entitled ‘CD19/CD22 targeting with co-transduced CAR T-cells to prevent antigen negative relapse after CAR T-cell therapy of B-ALL’.
•AUTO8 in Multiple Myeloma – Phase 1 MCARTY Study
◦AUTO8 is a next-generation product candidate for multiple myeloma, which comprises two CARs for the multiple myeloma targets, BCMA and CD19. In collaboration with UCL, we initiated a study in 2022. Patients continue to be enrolled and initial data is at ASH in December 2023.
•AUTO6NG in Neuroblastoma - Phase 1 MAGNETO Study
◦AUTO6NG contains a CAR that targets GD2 alongside additional programming modules to enhance the activity and persistence. UCL has received Medicines and Health products Regulatory Agency (MHRA) approval for the conduct of a Phase 1 clinical study in children with r/r neuroblastoma. The study will be initiated in Q4 2023.
Key Operational Updates during Q3 2023
◦Our new 70,000 square foot commercial manufacturing facility, The Nucleus, in Stevenage, UK has completed process performance qualification and is on track to support the BLA submission for obe-cel. We estimate capacity of approximately 2,000 batches per annum which is anticipated to be sufficient to meet US and EU adult ALL demand.
Components of Our Results of Operations
Grant Income
Grant income consists of proceeds from government research grants used to perform specific research and development activities. We recognize grant income over the period in which we recognize the related costs covered under the terms and conditions of the grant. We have received grants from the U.K. government, which are repayable under certain circumstances, including breach or noncompliance with the terms of the grant. For grants with refund provisions, we review the grant to determine the likelihood of repayment. If the likelihood of repayment of the grant is determined to be remote, then the grant is recognized as grant income. We have concluded that the likelihood of any repayment events included in our current grants is remote.

License Revenue
We account for our revenue pursuant to the provisions of Accounting Standards Codification, or ASC Topic 606, Revenue from Contracts with Customers (“ASC Topic 606”).
We have no products approved for commercial sale and have not generated any revenue from commercial product sales. The total revenue to date has been generated principally from license agreements. As of September 30, 2023, we have entered into various license agreements which included non-refundable upfront license fees, options for future commercial licenses, payments based upon achievement of clinical development and regulatory objectives, payments based upon achievement of certain levels of product sales, and royalties on product sales.
In determining the appropriate amount of revenue to be recognized as we fulfill our obligations under our agreements, we perform the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) we satisfy each performance obligation.
License Fees and Multiple Element Arrangements
If a license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable, upfront fees allocated to the license at such time as the license is transferred to the licensee and the licensee is able to use, and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligations to determine whether the combined performance obligations are satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable, upfront fees. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.
Appropriate methods of measuring progress include output methods and input methods. In determining the appropriate method for measuring progress, we consider the nature of the service that we promise to transfer to the customer. When we decide on a method of measurement, we will apply that single method of measuring progress for each performance obligation satisfied over time and will apply that method consistently to similar performance obligations and in similar circumstances.
Customer options
If an arrangement is determined to contain customer options that allow the customer to acquire additional goods or services, the goods and services underlying the customer options that are not determined to be material rights are not considered to be performance obligations at the outset of the arrangement, as they are contingent upon option exercise. We evaluate the customer options for material rights, or options to acquire additional goods or services for free or at a discount. If the customer options are determined to represent a material right, the material right is recognized as a separate performance obligation at the outset of the arrangement. We allocate the transaction price to material rights based on the relative standalone selling price, which is determined based on any identified discount and the probability that the customer will exercise the option. Amounts allocated to a material right are not recognized as revenue until, at the earliest, the option is exercised.
Contingent Research Milestone Payments
ASC Topic 606 constrains the amount of variable consideration included in the transaction price in that either all, or a portion, of an amount of variable consideration should be included in the transaction price. The variable consideration amount should be included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The assessment of whether variable consideration should be constrained is largely a qualitative one that has two elements: the likelihood of a change in estimate, and the magnitude thereof. Variable consideration is not constrained if the potential reversal of cumulative revenue recognized is not significant, for example.
If the consideration in a contract includes a variable amount, we will estimate the amount of consideration in exchange for transfer of promised goods or services. The consideration also can vary if our entitlement to the consideration is contingent on the occurrence or non-occurrence of a future event. We consider contingent research milestone payments to fall under the scope of variable consideration, which should be estimated for revenue recognition purposes at the inception of the contract and reassessed ongoing at the end of each reporting period.

We assess whether contingent research milestones should be considered variable consideration that should be constrained and thus not part of the transaction price. This includes an assessment of the probability that all or some of the milestone revenue could be reversed when the uncertainty around whether or not the achievement of each milestone is resolved, and the amount of reversal could be significant.
U.S. GAAP provides factors to consider when assessing whether variable consideration should be constrained. All of the factors should be considered, and no factor is determinate. We consider all relevant factors.
Royalty Revenue
For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).
Operating Expenses
Research and Development Expenses
Research and development expenses consist of costs incurred in connection with the research and development of our product candidates, which are partially offset by U.K. research and development expenditure tax credits provided by His Majesty’s Revenue & Customs, or HMRC. We expense research and development costs as incurred. These expenses include:
•expenses incurred under agreements with contract research organizations, (CROs), as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;
•manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and clinical trial materials;
•employee-related expenses, including salaries, related benefits, travel and share-based compensation expense for employees engaged in research and development functions;
•expenses incurred for outsourced professional scientific development services;
•costs for laboratory materials and supplies used to support our research activities;
•allocated facilities costs, depreciation and other expenses, which include rent and utilities; and
•upfront, milestone and management fees for maintaining licenses under our third-party licensing agreements.
We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information provided to us by our service providers.
Our direct research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants and CROs in connection with our preclinical development, manufacturing and clinical development activities. Our direct research and development expenses by program also include fees incurred under license agreements. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources primarily to oversee research and development as well as for managing our preclinical development, process development, manufacturing and clinical development activities.
Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. As a result, we expect that our research and development expenses will increase substantially over the next few years as we increase personnel costs, initiate and conduct additional clinical trials and prepare regulatory filings related to our product candidates. We also expect to incur additional expenses related to milestone, royalty payments and maintenance fees payable to third parties with whom we have entered into license agreements to acquire the rights related to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from sales of any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with development and commercialization activities, including the uncertainty of:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities, including establishing an appropriate safety profile with IND-directed studies;
•successful patient enrollment in, and the initiation and completion of, clinical trials;
•the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial manufacturing;
•obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;
•significant and changing government regulation;
•launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;
•maintaining a continued acceptable safety profile of the product candidates following approval; and
•significant competition and rapidly changing technologies within the biopharmaceutical industry.
We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the FDA, the EMA, or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect or if we experience significant delays in enrollment in any of our planned clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Commercialization of our product candidates can take several years and millions of dollars in development costs.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, related benefits, travel and share-based compensation expense for personnel in executive, finance, legal and other administrative functions. General and administrative expenses also include allocated facility-related costs, patent filing and prosecution costs and professional fees for marketing, insurance, legal, consulting, and accounting and audit services.
We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support the planned development of our product candidates. Additionally, if we believe a regulatory approval of one of our product candidates appears likely, we anticipate an increase in payroll and third-party expense as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.
We have experienced, and expect to continue to experience, increased expense with being a public company, including increased accounting, audit, legal, regulatory and compliance costs associated with maintaining compliance with Nasdaq listing rules and SEC requirements, director and officer insurance premiums, as well as higher investor and public relations costs.
Loss on disposal of property and equipment
Loss on disposal of property and equipment primarily consists of losses arising from the disposal of all categories of property and equipment.
Impairment of operating lease right-of-use assets and related property and equipment
Impairment of operating lease right-of-use assets and related property and equipment consists primarily of impairment losses arising from the impairment of leased properties and leasehold improvements that are currently not be utilized by us.

Other expenses, net
Other income, net consists primarily of foreign currency transaction gains and losses, sublease income and gains or losses arising from the termination of leases. Other expense consists primarily of foreign currency transaction losses.
Interest Income
Interest income consists primarily of interest received from banks and money market funds on our cash and cash equivalents balances. We invest funds in a variety of short-term interest-bearing instruments.
Interest Expense
Interest expense consists primarily of non-cash interest expense arising from amortization of the liability related to future royalties and sales milestones, pursuant to our Collaboration Agreement with Blackstone, using the effective interest rate method. On a quarterly basis, we assess the expected present value of the future Blackstone Development payment which may be received by us and future royalties and sales milestone payments to Blackstone which may be paid by us. To the extent the amount or timing of such receipts or payments is materially different than our previous estimates we record a cumulative catch-up adjustment to the liability related to future royalties and sales milestones. The adjustment to the carrying amount is recognized as an adjustment to finance expense in the period in which the change in estimate occurred.
Income Tax Benefit
We are subject to corporate taxation in the United Kingdom, United States, Germany and Switzerland. Due to the nature of our business, we have generated losses since inception. Our income tax benefit recognized represents the sum of the research and development tax credits recoverable in the United Kingdom and income tax payable in the United States.
As a company that carries out extensive research and development activities, we benefit from the U.K. research and development tax credit regime under the scheme for small or medium-sized enterprises, or SMEs, and also claim a Research and Development Expenditure Credit, or RDEC, to the extent that our projects are grant funded. Under the SME regime, we are able to surrender some of our trading losses that arise from our qualifying research and development activities for a cash rebate of up to 33.35% of such qualifying research and development expenditure. The UK Government recently enacted changes which reduce the potential cash rebate under the SME regime to 18.6% for qualifying expenditure incurred on or after April 1, 2023. Additionally, the U.K Government announced but has not yet enacted further changes to the SME regime which include the introduction of a new rate for R&D intensive companies of 27% (which we currently expect to qualify for) and comes into effect for expenditure incurred after April 1, 2023. We have not accounted for these latest changes in our financial statements as they have not yet been enacted.
The net tax benefit of the RDEC reflected in our unaudited condensed consolidated financial statements was 10.5% for each of the nine months ended September 30, 2023 and 2022. Following recent proposed changes by the UK Government the net tax benefit of the RDEC for qualifying expenditure incurred on or after April 1, 2023 has been increased to 15%. We currently meet the conditions of the SME regime, but also can make claims under the RDEC regime to the extent that our projects are grant funded. We may not be able to continue in the future to qualify as a small or medium-sized enterprise under the SME Program, based on size criteria concerning employee headcount, turnover and gross assets. If we cease to qualify under the SME regime, we may make a claim under the RDEC regime. It should be noted, however, that the types of qualifying expenditure in respect of which we may make claims under the RDEC Program are more restricted than under the SME Program (for example, it may be the case that certain subcontracted costs in respect of which claims may be made under the SME Program do not qualify for relief under the RDEC Program).
Un-surrendered U.K. losses may be carried forward indefinitely to be offset against future taxable profits, subject to numerous utilization criteria and restrictions. The amount that can be offset each year is limited to £5.0 million plus an incremental 50% of United Kingdom taxable profits. After accounting for tax credits receivable, we had accumulated tax losses for carry forward in the U.K. of $320.8 million as of December 31, 2022. No deferred tax assets are recognized on our U.K. losses because there is currently no indication that we will make sufficient taxable profits to utilize these tax losses. We carry a $2.6 million deferred tax asset balance related to the U.S. entity. For the nine months ended September 30, 2023, we have recorded a valuation allowance against the net deferred tax asset where the recoverability due to future taxable profits is unknown. On April 1, 2023 the main rate of the U.K. corporation tax was increased to 25% for companies with profits in excess of £250,000, or the small profits rate of 19% for companies with profits of £50,000 or less (with marginal relief from the main rate available to companies with profits between £50,000 and £250,000).

In the event we generate revenues in the future, we may benefit from the United Kingdom “patent box” regime that allows profits attributable to revenues from patents or patented products to be taxed at an effective rate of 10%.
Value Added Tax, or VAT, is broadly charged on all taxable supplies of goods and services by VAT-registered businesses. Under current rates, an amount of 20% of the value, as determined for VAT purposes, of the goods or services supplied is added to all sales invoices and is payable to HMRC. Similarly, VAT paid on purchase invoices is generally reclaimable from HMRC.
Results of Operations
Comparison of Three Months Ended September 30, 2023 and 2022
The following table summarizes our results of operations for the three months ended September 30, 2023, and 2022 (in thousands):

	Three Months Ended September 30,
	2023	2022	Change
License revenue	$406	$2,369	$(1,963)
Operating expenses:
Research and development	(37,237)	(37,632)	395
General and administrative	(10,611)	(8,231)	(2,380)
Impairment of operating lease right-of-use assets and related property and equipment	(382)	—	(382)
Total operating expenses, net	(47,824)	(43,494)	(4,330)
Other expenses, net	(1,597)	(3,740)	2,143
Interest income	3,646	165	3,481
Interest expense	(5,014)	(1,850)	(3,164)
Total other expense, net	(2,965)	(5,425)	2,460
Net loss before income tax	(50,789)	(48,919)	(1,870)
Income tax benefit	4,940	6,152	(1,212)
Net loss attributable to ordinary shareholders	$(45,849)	$(42,767)	$(3,082)
License Revenue
License revenue amounting to $0.4 million for the three months ended September 30, 2023 primarily relates to revenue recognized arising from an existing license agreement with an investee of Syncona Portfolio Limited, which is a holder of more than 10% of our share capital. License revenue amounting to $2.4 million for the three months ended September 30, 2022 primarily relates to ModernaTX Inc. ("Moderna") exercising its option to license certain of our technology.
The following tables provide additional detail on our research and development expenses (in thousands):

	Three Months Ended September 30,
	2023	2022	Change
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$4,779	$13,487	$(8,708)
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	761	398	363
Total direct research and development expense	$5,540	$13,885	$(8,345)

Indirect research and development expenses and unallocated costs:
Personnel related (including share-based compensation)	$15,603	$13,859	1,744
Indirect research and development expense	16,094	9,888	6,206
Total research and development expenses	$37,237	$37,632	$(395)

Research and development expenses decreased by $0.4 million to $37.2 million for the three months ended September 30, 2023 from $37.6 million for the three months ended September 30, 2022 primarily due to:
•a decrease of $4.8 million in clinical costs and manufacturing costs primarily relating to our obe-cel clinical product candidate,
•a decrease of $0.5 million in depreciation and amortization related to property, plant and equipment and intangible assets,
•a decrease of $0.5 million in professional consulting and legal fees in relation to our research and development activities,
•a decrease of $0.2 million related to general office expenses, offset by:
•an increase of $3.2 million in facilities costs related to our new manufacturing facility, The Nucleus, in Stevenage, United Kingdom as well as increases in costs related to maintaining our current leased properties,
•an increase of $1.7 million in salaries and other employment related costs including share-based compensation expense, which was mainly driven by an increase in the number of employees engaged in research and development activities, and
•an increase of $0.7 million related to information technology infrastructure and support for information systems related to our new manufacturing facility.
General and Administrative Expenses
General and administrative expenses increased by $2.4 million to $10.6 million for the three months ended September 30, 2023 from $8.2 million for the three months ended September 30, 2022 primarily due to:
•an increase of $2.0 million in salaries and other employment related costs including share-based compensation expenses, which was mainly driven by an increase in the number of employees engaged in general and administrative activities,
•an increase of $0.4 million related to information technology infrastructure and support for information systems related to the conduct of corporate and commercial operations,
•an increase of $0.3 million in facility costs due to the increase in space utilized for general and administrative activities and related to general office expense,
•an increase of $0.1 million in depreciation and amortization related to property and equipment and intangible assets, offset by:
•a decrease of $0.2 million primarily related to a reduction in directors' and officers' liability insurance premiums, legal and professional fees, and
•a decrease of $0.2 million in costs related to commercial-stage readiness activities.
Impairment of operating lease right-of-use assets and related property and equipment
For the three months ended September 30, 2023, we recognized an impairment loss on operating lease right-of-use assets and related property and equipment of $0.4 million related to a leased property in Stevenage, United Kingdom. There was no impairment recognized for the three months ended September 30, 2022.
Other expenses, net
Other expenses, net decreased to $1.6 million for the three months ended September 30, 2023 from $3.7 million for the three months ended September 30, 2022. The decrease of $2.1 million is primarily due to lower foreign exchange losses for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022.
Interest income
Interest income increased to $3.6 million for the three months ended September 30, 2023, as compared to $0.2 million for the three months ended September 30, 2022. The increase in interest income of $3.4 million primarily relates to increase in yield and also higher account balances associated with our cash and cash equivalents during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022.
Interest expense
Interest expense increased to $5.0 million for the three months ended September 30, 2023 as compared to $1.9 million for the three months ended September 30, 2022. Interest expense increased by $3.1 million primarily due to an increase in the balance of the liability for future royalties and sales milestones, net associated with our strategic collaboration agreement with Blackstone.

Income Tax Benefit
Income tax benefit decreased by $1.2 million to $4.9 million for the three months ended September 30, 2023 from $6.2 million for the three months ended September 30, 2022 due to a combination of a decrease in qualifying research and development expenditures, a reduction in effective tax rate related to the U.K. research and development tax credit regime under the scheme for SMEs, partially offset by an adjustment arising from the finalization of our prior year tax returns.
Comparison of Nine Months Ended September 30, 2023 and 2022
The following table summarizes our results of operations for the nine months ended September 30, 2023, and 2022 (in thousands):

	Nine Months Ended September 30,
	2023	2022	Change
Grant income	$—	$166	$(166)
License revenue	1,698	2,369	(671)
Operating expenses:
Research and development	(105,323)	(109,806)	4,483
General and administrative	(31,017)	(24,487)	(6,530)
Loss on disposal of property and equipment	(3,791)	—	(3,791)
Impairment of operating lease right-of-use assets and related property and equipment	(382)	—	(382)
Total operating expenses, net	(138,815)	(131,758)	(7,057)
Other expenses, net	(333)	(4,214)	3,881
Interest income	10,495	282	10,213
Interest expense	(14,939)	(5,448)	(9,491)
Total other expense, net	(4,777)	(9,380)	4,603
Net loss before income tax	(143,592)	(141,138)	(2,454)
Income tax benefit	12,380	19,250	(6,870)
Net loss attributable to ordinary shareholders	$(131,212)	$(121,888)	$(9,324)

Grant Income
There was no grant income recognized for the nine months ended September 30, 2023 as compared to $0.2 million in reimbursable expenditures for the same period in the prior year.
License Revenue
License revenue decreased by $0.7 million for the nine months ended September 30, 2023. During the nine months ended September 30, 2023, we recognized $1.7 million relating to the execution of the Option and License Agreement with Cabaletta Bio Inc., which included recognition of a non-refundable license fee and license revenue from an investee of Syncona Portfolio Limited, which is a holder of more than 10% of our share capital. During the nine months ended September 30, 2022 license revenue of $2.4 million primarily related to Moderna exercising its option to license certain of our intellectual property.

Research and Development Expenses
The following tables provide additional detail on our research and development expenses (in thousands):

	Nine Months Ended September 30,
	2023	2022	Change
Direct research and development expenses
B cell malignancies (Obe-cel, AUTO1/22 & AUTO3)	$12,933	$34,880	$(21,947)
Other projects (AUTO4, AUTO5, AUTO6, AUTO7 & AUTO8)	2,304	2,046	258
Total direct research and development expense	$15,237	$36,926	$(21,689)

Indirect research and development expenses and unallocated costs:
Personnel related (including share-based compensation)	$46,485	$40,349	$6,136
Indirect research and development expense	43,601	32,531	11,070
Total research and development expenses	$105,323	$109,806	$(4,483)
Research and development expenses decreased by $4.5 million to $105.3 million for the nine months ended September 30, 2023 from $109.8 million for the nine months ended September 30, 2022 primarily due to:
•a decrease of $15.5 million in clinical costs and manufacturing costs primarily relating to our obe-cel clinical product candidate,
•a decrease of $1.2 million in depreciation and amortization related to property, plant and equipment and intangible assets,
•a decrease of $1.1 million in legal fees and professional consulting fees in relation to our research and development activities,
•a decrease of $0.1 million related to general office expense,
•a decrease of $0.1 million in material transportation costs, offset by:
•an increase of $6.1 million in salaries and other employment related costs including share-based compensation expense, which was mainly driven by an increase in the number of employees engaged in research and development activities,
•an increase of $5.2 million in facilities costs related to our new manufacturing facility, The Nucleus, in Stevenage, United Kingdom as well as increases in costs related to maintaining our current leased properties, and
•an increase of $2.2 million related to information technology infrastructure and support for information systems related to our new manufacturing facility.
General and Administrative Expenses
General and administrative expenses increased by $6.5 million to $31.0 million for the nine months ended September 30, 2023 from $24.5 million for the nine months ended September 30, 2022 primarily due to:
•an increase of $3.9 million in salaries and other employment related costs including share-based compensation expenses, which was mainly driven by an increase in the number of employees engaged in general and administrative activities,
•an increase of $2.0 million in commercial readiness costs due to increased commercial readiness activities being undertaken,
•an increase of $0.5 million related to information technology infrastructure and support for information systems related to the conduct of corporate and commercial operations,
•an increase of $0.4 million in facility costs due to the increase in space utilized for general and administrative activities and related to general office expenses,
•an increase of $0.2 million in depreciation and amortization related to property, plant and equipment and intangible assets, offset by:
•a decrease of $0.5 million primarily related to a reduction in directors' and officers' liability insurance premiums, legal and professional fees.

Loss on disposal of property and equipment
For the nine months ended September 30, 2023, we recognized a loss on disposal of property and equipment of $3.8 million related to fixed assets no longer being utilized in the manufacturing facility exited in Stevenage, United Kingdom and in a leased property in Stevenage, United Kingdom. There were no such disposals for the nine months ended September 30, 2022.
Impairment of operating lease right-of-use assets and related property and equipment
For the nine months ended September 30, 2023, we recognized an impairment loss on operating lease right-of-use assets and related property and equipment of $0.4 million related to a leased property in Stevenage, United Kingdom. There was no impairment recognized for the nine months ended September 30, 2022.
Other expenses, net
Other expenses, net decreased to $0.3 million for the nine months ended September 30, 2023 from $4.2 million for the nine months ended September 30, 2022. The decrease of $3.9 million is primarily due to lower foreign exchange losses of $4.1 million, offset by a lease termination loss of $0.1 million and an increase of other expenses of $0.1 million for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022.
Interest Income
Interest income increased to $10.5 million for the nine months ended September 30, 2023, as compared to $0.3 million for the nine months ended September 30, 2022. The increase in interest income of $10.2 million primarily relates to increase in yield and higher account balances associated with our cash and cash equivalents during the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022.
Interest Expense
Interest expense increased to $14.9 million for the nine months ended September 30, 2023 as compared to $5.4 million for the nine months ended September 30, 2022. Interest expense increased by $9.5 million primarily due to an increase in the balance of the liability for future royalties and sales milestones, net associated with our strategic collaboration agreement with Blackstone.
Income Tax Benefit
Income tax benefit decreased by $6.9 million to $12.4 million for the nine months ended September 30, 2023 from $19.3 million for the nine months ended September 30, 2022 due to a decrease in qualifying research and development expenditures and the reduction in effective tax rate related to the U.K. research and development tax credit regime under the scheme for SMEs, partially offset by an adjustment arising from the finalization of our prior year tax returns.
Liquidity and Capital Resources
Since our inception, we have not generated any commercial product revenue and have incurred operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses for the foreseeable future as we advance our product candidates through preclinical and clinical development and seek regulatory approval and pursue commercialization of any approved product candidates. We expect that our research and development and general and administrative expenses may increase in connection with our planned research, clinical development and potential commercialization activities. As a result, we will need significant additional capital to fund our operations until such time as we can generate significant revenue from product sales.
We do not currently have any approved products and have never generated any commercial revenue from product sales. We have funded our operations to date primarily with proceeds from government grants, sales of our equity securities, through public offerings and sales pursuant to our at-the-market facility, reimbursable U.K. research and development tax credits and receipts from the U.K. RDEC scheme, out-licensing arrangements and strategic collaboration agreements. From our inception in 2014 through September 30, 2023, we have raised $1.1 billion from these capital sources.
As of September 30, 2023, we had cash and cash equivalents of $256.4 million.

Cash Flows
The following table summarizes our cash flows for each of the periods presented (in thousands):

	Nine Months Ended September 30,
	2023	2022
Net cash used in operating activities	$(120,754)	$(97,742)
Net cash used in investing activities	(9,509)	(10,208)
Net cash (used in) provided by financing activities	(906)	101
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,257	(39,459)
Net decrease in cash, cash equivalents and restricted cash	$(125,912)	$(147,308)
Net Cash Used in Operating Activities
During the nine months ended September 30, 2023, operating activities used $120.8 million of cash, resulting from our net loss of $131.2 million, and net cash used resulting from changes in our operating assets and liabilities of $20.5 million, partially offset by non-cash charges of $31.0 million. Net cash used in operating activities resulting from changes in our operating assets and liabilities for the nine months ended September 30, 2023 consisted primarily of decreases in accrued expenses and other liabilities of $6.8 million, a $9.0 million decrease in current and non-current operating lease liabilities, net of operating lease right of use assets, and a net increase of $5.7 million in prepaid expenses and other current and non-current assets, offset by an increase in accounts payable of $0.1 million and a decrease in long-term deposits of $0.9 million.
During the nine months ended September 30, 2022, operating activities used $97.7 million of cash, resulting from our net loss of $121.9 million, and net cash used resulting from changes in our operating assets and liabilities of $5.6 million, partially offset by non-cash charges of $29.8 million. Net cash used in operating activities resulting from changes in our operating assets and liabilities for the nine months ended September 30, 2022 consisted primarily of a $20.5 million increase in prepaid expenses and other current and non-current assets and an increase in accrued expenses and other liabilities of $15.5 million. This cash used was offset by a decrease in accounts payable of $0.1 million and a $0.5 million decrease in right of use assets from amortization and operating lease liabilities, net.
Net Cash Used in Investing Activities
During the nine months ended September 30, 2023 and 2022, we used $9.5 million and $10.2 million, respectively, of cash in investing activities, all of which consisted of purchases of property and equipment. Property and equipment purchased during the nine months ended September 30, 2023 related primarily to assets under construction associated with the fit-out of the Nucleus manufacturing facility.
Net Cash (used in) provided by Financing Activities
During the nine months ended September 30, 2023, net cash used in financing activities primarily relates to payments of issuance costs relating to prior financings of $0.9 million. During the nine months ended September 30, 2022 net cash provided by financing activities of $0.1 million primarily relates to proceeds received from the exercise of share options.
Funding Requirements
We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we continue pre-commercial activities for obe-cel, complete the qualification of our new commercial manufacturing facility and advance the preclinical activities and clinical trials of our product candidates. Our expenses will increase as we:
•seek regulatory approvals for obe-cel or any other product candidates that successfully complete preclinical and clinical trials;
•establish a sales, marketing and distribution infrastructure in anticipation of commercializing of any product candidates for which we may obtain marketing approval and intend to commercialize on our own or jointly;
•hire additional clinical, medical and development personnel;
•expand our infrastructure and facilities to accommodate our growing employee base; and
•maintain, expand and protect our intellectual property portfolio.

Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, clinical costs, external research and development services, laboratory and related supplies, legal and other regulatory expenses, and administrative and overhead costs. Our future funding requirements will be heavily determined by the resources needed to support the development of our product candidates.
Based on our current clinical development plans, we believe our current cash and cash equivalents will be sufficient to fund our current and planned operating expenses and capital expenditure requirements for at least the next twelve months from the date of the issuance of these unaudited condensed consolidated financial statements. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect. If we receive regulatory approval for obe-cel or any of our other product candidates, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical product candidates, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:
•the scope, progress, outcome and costs of our clinical trials and other research and development activities;
•the costs, timing, receipt and terms of any marketing approvals from applicable regulatory authorities;
•the costs of future activities, including product sales, medical affairs, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;
•the revenue, if any, received from commercial sale of our products, should any of our product candidates receive marketing approval;
•the costs and timing of hiring new employees to support our continued growth;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and
•the extent to which we in-license or acquire additional product candidates or technologies.

Until such time, if ever, that we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through a combination of public or private equity offerings, reimbursable U.K. research and development tax credits and receipts from the U.K. RDEC scheme, out-licensing arrangements, or strategic collaboration agreements. To the extent that we raise additional capital through the sale of equity, the ownership interest of existing shareholders will be diluted. If we raise additional funds through other third-party funding, collaborations agreements, strategic alliances, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.
Critical Accounting Policies and Significant Judgments and Estimates
Our management's discussion and analysis of our financial condition and results of operations is based on our unaudited condensed consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles in the United States, "U.S. GAAP". The preparation of our unaudited condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our unaudited condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.
We included an update to our significant judgements and accounting estimates from those described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report.

Lease Term—Impact on Right-of-Use Assets and Lease Liabilities
In September 2021, we entered into an arrangement for lease with the landlord, Forge Life Sciences Nominee, an affiliate of the Reef Group, for the design, construction and lease of our new 70,000 square foot commercial manufacturing facility, referred to as, The Nucleus, in Stevenage, United Kingdom. Under this arrangement, the landlord leased the facility to us on agreed terms, upon satisfaction of certain conditions and completion of construction. Beginning in November 2022, the landlord handed over various portions of the facility to us; on July 31, 2023, they confirmed practical completion of The Nucleus. We were required to pay a pro-rated license fee for each portion of the facility which we were granted access until execution of the lease agreement. As the landlord provided us with access to portions of the facility, the definition of a lease in accordance with ASC 842, was met. The lease term can materially impact the value of the right of use assets and lease liabilities recorded on our balance sheet as required under ASC 842.
On September 19, 2023, we entered into a 20-year lease agreement with Forge Life Sciences Nominee for The Nucleus. We calculated the lease term for The Nucleus by taking into account, the noncancellable period specified in the agreement together with the periods a license fee was payable by us to the landlord for portions of The Nucleus handed over to us. The foregoing description of the Nucleus lease is qualified in its entirety by the lease itself, which we will file as an exhibit to our Annual Report for FY2023.
JOBS Act
The Jumpstart Our Business Startups Act, or the JOBS Act, provides that, among other things, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. As an emerging growth company, we have irrevocably elected not to take advantage of the extended transition period afforded by the JOBS Act for implementation of new or revised accounting standards and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies until the date we are no longer an emerging growth company.
We also currently rely on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), or (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
As of December 31, 2023, we will no longer be an emerging growth company. As a result, we will no longer be able to take advantage of reduced disclosure and other obligations that are available to emerging growth companies after that date.
Recent Accounting Pronouncements Not Yet Adopted
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2, “Summary of Significant Accounting Policies,” to our unaudited condensed consolidated financial statements included in Exhibit 99.1 of this Report on Form 6-K.